UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13314

华能国际电力股份有限公司 HUANENG POWER INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Huaneng Building 6 Fuxingmennei Street, Xicheng District, Beijing, 100031 People’s Republic of China Tel: +86 (10) 6322 6999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Overseas Listed Shares with Par Value of RMB1.00 Per Share American Depositary Shares Each Representing 40 Overseas Listed Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Huaneng Power International, Inc. (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in October 1994, following the listing of the Company’s American depositary shares (“ADSs”), representing its overseas listed shares with par value of RMB1.00 per share (the “H Shares”), on the New York Stock Exchange (the “NYSE”) and registration on Form F-6 (file number. 33-83328), filed by Citibank, N.A. (the “Depositary”), depositary of the Company’s American Depositary Receipt (“ADR”) program by then, on August 26, 1994.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s ADSs representing H Shares were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a Form F-1 that was declared effective by the SEC on October 5, 1994.

Item 3. Foreign Listing and Primary Trading Market

A. The foreign exchange on which the Company has maintained a listing of its H Shares is The Stock Exchange of Hong Kong Limited (the “SEHK”), located in Hong Kong, and such exchange constitutes the primary trading market for the Company’s securities.

B. The Company was initially listed on the SEHK on January 21, 1998. The Company has maintained the listing of its H Shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in H Shares that occurred in Hong Kong for the 12-month period from July 1, 2021 to June 30, 2022 (both dates inclusive) was 97.87%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from July 1, 2021 through June 30, 2022 (both dates inclusive).

B. The average daily trading volume of the Company’s H Shares in the United States (including off-exchange and on exchange transactions) was 1,317,598 shares for the same 12-month period. The average daily trading volume of the Company’s H Shares worldwide was 61,738,897 shares for the same 12-month period.

C. The average daily trading volume of the Company’s H Shares in the United States was 2.13% of the average daily trading volume of the Company’s H Shares on a worldwide basis for the same 12-month period.

D. The Company delisted its ADSs from the NYSE effective July 7, 2022. As of July 7, 2022, the average daily trading volume of the Company’s H Shares in the United States (including off-exchange and on exchange transactions) as a percentage of the average daily trading volume of the Company’s H Shares on a worldwide basis for the preceding 12-month period was 2.13%.

E. The Company has not terminated a sponsored American Depositary Receipt facility regarding its H Shares.

F. The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are: (i) the NYSE (www.nyse.com) with respect to trading in the United States and (ii) the SEHK (www.hkex.com.hk) with respect to trading in Hong Kong.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on June 17, 2022 and used PRNewswire to disseminate the notice in the United States. In addition, the press release was posted to the Company’s website on June 17, 2022 and furnished to the SEC on Form 6-K via EDGAR on June 21, 2022.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://www.hpi.com.cn.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Huaneng Power International, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Huaneng Power International, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: July 8, 2022

Huaneng Power International, Inc.

By:	/s/ Zhao Keyu
Name:	Zhao Keyu
Title:	Chairman of the Board

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